

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 9, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common Stock, no par value, of IDAHO STRATEGIC RESOURCES, INC. under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company